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                                    Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

    Intertape Polymer Group Inc. Announces March 2001 First Quarter Results

                          Intertape Polymer Group Inc.

          110E Montee de Liesse, St. Laurent, Quebec, Canada, H4T 1N4

       (Indicate by check mark whether the registrant files or will file quarterly reports under cover Form 20-F or Form 40-F

                Form 20-F  ( X )                Form 40-F  (  )

  (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes  (  )                       No  (X)

 (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                   SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Intertape Polymer Group Inc.

May 14, 2001                      By:/s/Angela Massaro-Fain
                                     ------------------------------------------
                                      Angela Massaro-Fain
                                      Advertising and Investor Relations Manager
                                      Intertape Polymer Group Inc.

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May 14, 2001                                                    NYSE SYMBOL: ITP
                                                                 TSE SYMBOL: ITP


                     INTERTAPE POLYMER GROUP INC. ANNOUNCES

                        MARCH 2001 FIRST QUARTER RESULTS

                            (stated in U.S. dollars)
                 (reported using Canadian GAAP other than noted)


Montreal, Quebec, Canada - May 14, 2001 - Intertape Polymer Group Inc.
(NYSE & TSE: ITP), today reported its first quarter operating results which are within the range of its recently announced outlook. Earnings for the quarter were reduced by a one-time charge of $0.7 million or $0.02 per share for severance. As a result, the basic and diluted earnings per share for the first quarter of 2001 were $0.15.

Melbourne F. Yull, Intertape Polymer Group's Chairman and Chief Executive Officer stated, "Revenues were affected by a weak economy during the first quarter. To minimize the impact of lower sales we aggressively reduced costs throughout our organization".

Highlights for the First Quarter of 2001 include:

Net sales decreased 6.2% or $10.5 million compared to the first quarter of 2000. The first quarter of 2000 included revenue of approximately $3.5 million from IFCO, the Company that was sold March 31, 2000. The acquisition of United Tape Company (UTC) during the third quarter of 2000, resulted in lost sales to a competitor in the retail market of approximately $6.0 million compared to last year. Sales in the first quarter of 2001 include a net gain of approximately $10.0 million derived by UTC. Revenue declined approximately $11.0 million quarter over quarter when adjusted for above. This decline in sales is related to the slowness of the economy in general in North America and the erosion of export markets due to the strength of the US dollar.

o Gross profits were $38.8 million or 24.4% of sales as compared to $38.2 million or 22.6% of sales for the first quarter of 2000.

o Operating profit was $17.6 million or 11.1% of sales as compared to $18.2 million or 10.8% of sales for the first quarter of 2000.

o Earnings before interest, taxes and depreciation and amortization (EBITDA) were $22.0 million for the first quarter of 2001. After adjusting for severance

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costs, EBITDA was $22.7 million or 14.3% of sales. This compares to $22.9 million or 13.5% of sales for the first quarter of 2000.

o Earnings before income taxes were $5.6 million as compared to $9.3 million for the first quarter of 2000 excluding the gain on sale of the Company's interest in IFCO. The decrease of $3.7 million is attributable to an increase in financial costs of $2.4 million; severance costs of $0.7 and the effect of lower sales. The increase in financial costs is related to the $30.0 million of new financing during the third quarter of 2000 for the UTC acquisition and an increase in borrowings of $16.0 million.

o Earnings per share (eps) were $0.17 less the impact of the severance costs for a reported eps of $0.15. This compares to the reported eps $0.38 less the impact of the gain on the sale of IFCO of $0.14 for an adjusted eps of $0.24 for the first quarter of 2000.

Specific actions plans have and should further reduce costs. They are:

o Organizational structures and business processes have been reviewed to ensure that the Company will maximize the service level to its customers and attain the long-term sales growth objective.

o Tight controls have been enacted over selling, general and administration costs.

o A review of all employment positions has already resulted in a reduction in the overall number of employees of approximately 10% by the end of the first quarter.

o A plan to reduce working capital with an emphasis on both raw material and finished goods has been implemented.

In summary, Mr. Yull concluded, "I am confident that the opening of our Distribution Centers will provide a steady increase in sales volume over the rest of the year. I am also excited about the potential of a wide variety of new products currently being introduced.

The exchange rate at March 31, 2001 was Cdn. $1.5722 = U.S. $1.00.

Intertape Polymer Group Inc. develops, manufactures and markets a wide variety of specialized polyolefin plastic and paper based packaging products and systems for industrial and retail use. The Company is based in Montreal, Quebec and Sarasota, Florida with twenty six facilities in North America and one European location.
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The business, financial condition, results of operations, cash flows and prospects, and the prevailing market price and performance of the Company's common stock, may be adversely affected by a number of factors, including the matters discussed below. Certain statements and information set forth in this media release as well as other written or oral statements made from time to time by the Company or by our authorized executive officers on our behalf, constitute "forward-looking statements" within the meaning of the United States Federal Private Securities Litigation Reform Act of 1995. The Company intends for its forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the United States Federal Private Securities Litigation Reform Act of 1995, and it sets forth this statement and these risk factors in order to comply with such safe harbor provisions. The reader should note that the Company's forward-looking statements speak only as of the date of this media release or when made and IPG undertakes no duty or obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise. Although Management believes that the expectations, plans, intentions and projections reflected in its forward-looking statements are reasonable, such statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. The risk, uncertainties and other factors that IPG's stockholders and prospective investors should consider include, but are not limited to, the following: the packaging industry is cyclical and is sensitive to changing economic conditions; the Company is in the midst of an industry and general economic slowdown that could materially adversely impact the Company's business; risks associated with pricing, volume and continued strength of markets where the Company's products are sold; the Company's ability to successfully integrate the operations and information systems of acquired companies with its existing operations, and information system, including risks and uncertainties relating to its ability to achieve projected earnings estimates, achieve administrative and operating cost savings and anticipated synergies; and the effect of competition on the Company's ability to maintain margins on existing or acquired operations.

FOR FURTHER INFORMATION CONTACT:            Melbourne F. Yull
                                            Chairman and Chief Executive Officer
                                            Intertape Polymer Group Inc.
                                            Tel: (514) 731-0731
                                            E-mail: itp$info@intertapeipg.com
                                            Web: www.intertapepolymer.com
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INTERTAPE POLYMER GROUP INC.
CONSOLIDATED EARNINGS
(Unaudited)
In thousands of US Dollars

                                                                                         For the period ended
                                                                                               March 31,
                                                                                   -------------------------------
                                                                                      2001                 2000
                                                                                   ----------           ----------
Sales                                                                                 158,863              169,358

Cost of sales                                                                         120,089              131,117
                                                                                   ----------           ----------
Gross profit                                                                           38,773               38,241
                                                                                   ----------           ----------
                                                                                       24.41%               22.58%
                                                                                   ----------           ----------
Selling, general and administrative expenses                                           21,168               20,032
Severances                                                                                690                    0
Research and development                                                                1,168                1,325
Amortization of goodwill                                                                1,743                1,550
Financial expenses                                                                      8,436                5,995
Gain on sale of interest in joint venture                                                   0              (5,500)
                                                                                   ----------           ----------
                                                                                       33,205               23,402
                                                                                   ----------           ----------

Earnings before income taxes                                                            5,568               14,839

Income taxes                                                                            1,392                4,155
                                                                                   ----------           ----------
Net earnings for the period                                                             4,176               10,684
                                                                                   ----------           ----------

Earnings per share - Cdn GAAP                                                           $0.15                $0.38

Earnings per share - Cdn GAAP Diluted                                                   $0.15                $0.37


Earnings per share - U.S. GAAP                                                          $0.15                $0.38

Earnings per share - US GAAP Diluted                                                    $0.15                $0.37

Average number of shares outstanding during the period

  Canadian GAAP                                                                    27,983,417           28,300,781

  Canadian GAAP - Diluted *                                                        28,675,701           28,879,770

  U.S. GAAP                                                                        27,983,417           28,300,781

  U.S. GAAP - Diluted                                                              28,675,701           28,879,770


CONSOLIDATED RETAINED EARNINGS
(Unaudited)
In thousands of US Dollars

                                                                                         For the period ended
                                                                                               March 31,
                                                                                   -------------------------------
                                                                                      2001                 2000
                                                                                   ----------           ----------
Retained earnings - beginning of period                                               116,966               88,422


Net earnings for the period                                                             4,176               10,684


Premium on purchase for cancellation of common shares                                    (157)                (114)
                                                                                   ----------           ----------
RETAINED EARNINGS - END OF PERIOD                                                     120,985               98,992
                                                                                   ==========           ==========





* In the 4th quarter of 2000, Canadian GAAP adopted the US GAAP definition of the diluted earnings per share retroactively.



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INTERTAPE POLYMER GROUP INC.
CONSOLIDATED BALANCE SHEET
(Unaudited)
In thousands of US Dollars



                                                                    As at March 31,                     As at December 31,
                                                                ---------------------------             ------------------
                                                                 2001                 2000                      2000
                                                                ------               ------                    ------

                   ASSETS
Current Assets
Trade Receivables                                               94,907               108,888                   97,478
Other receivables                                                8,224                11,767                   11,659
Inventories                                                     87,278                86,300                   89,264
Parts & Supplies                                                11,744                 9,100                   10,069
Prepaid Expenses                                                 6,335                 5,705                    6,114
Future income tax asset                                         10,606                11,349                   10,810
                                                               -------               -------                  -------
                                                               219,094               233,109                  225,394
                                                               -------               -------                  -------
Capital assets & construction in progress                      378,956               348,089                  374,753
Other Assets                                                    11,005                10,353                   10,636
Goodwill, at amortized cost                                    232,049               216,279                  234,257
                                                               -------               -------                  -------
Total Assets                                                   841,103               807,830                  845,040
                                                               =======               =======                  =======

              LIABILITIES
Current liabilities
Bank indebtedness                                              129,874                32,308                  127,333
Accounts payable and accrued liabilities                        75,001                90,338                   79,811
Instalments on long-term debt                                    9,959                 2,075                    9,532
                                                               -------               -------                  -------
                                                               214,834               124,721                  216,676
                                                               -------               -------                  -------
Long-term debt                                                 275,702               335,180                  276,684
Other liabilities                                                4,500                14,487                    4,500
Future income tax liabilities                                   37,020                40,764                   37,538
                                                               -------               -------                  -------
Total Liabilities                                              532,056               515,152                  535,398
                                                               -------               -------                  -------

          SHAREHOLDERS' EQUITY
Capital Stock & Share Purchase Warrants                        186,143               185,039                  186,908
Retained earnings                                              120,985                98,992                  116,966
Accumulated foreign currency translation                         1,919                 8,647                    5,768
                                                               -------               -------                  -------
                                                               309,047               292,678                  309,642
                                                               -------               -------                  -------
Total Liability and Shareholder's Equity                       841,103               807,830                  845,040
                                                               =======               =======                  =======

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INTERTAPE POLYMER GROUP INC.
CONSOLIDATED CASH FLOWS
(Unaudited)
In thousands of US Dollars


                                                                            For the period ended
                                                                                  March 31,
                                                                          -------------------------
                                                                           2001               2000
                                                                          ------            -------

OPERATING ACTIVITIES
Net earnings for the period                                                4,176            10,684
Non-cash items
  Depreciation and amortization                                            8,040             7,515
  Deferred income taxes                                                      192             3,070
  Write-off of capital assets                                                  0             1,600
                                                                          ------            ------
CASH FROM OPERATIONS BEFORE FUNDING OF
CHANGES IN NON-CASH WORKING CAPITAL ITEMS                                 12,408            22,869


Changes in non-cash working capital items
Trade and other receivables                                                5,933           (19,847)
Inventories and parts and supplies                                          (527)            1,672
Prepaid expenses                                                            (217)           (1,500)
Accounts payable and accrued liabilities                                  (4,429)             1,582
                                                                          ------           --------
                                                                             760            (18,093)
                                                                          ------           --------
Cash flows from operating activities                                      13,168              4,776
                                                                          ------           --------

FINANCING ACTIVITIES
Bank indebtedness                                                          2,603            (21,558)
Repayment of long-term debt                                                 (547)              (837)
Issue of common shares                                                        14                 82
Common shares purchased for cancellation                                    (923)              (254)
                                                                          ------           --------
Cash flows from financing activities                                       1,147            (22,567)
                                                                          ------           --------

INVESTING ACTIVITIES
Additions to fixed assets & construction in progress                     (12,286)            (7,870)
Proceed on sale of fixed assets                                                0              4,254
Increase in other assets and deferred charges                             (1,230)            21,138
                                                                          ------           --------
Cash flows from investing activities                                     (13,516)            17,522
                                                                          ------           --------

Increase (decrease) in cash during the period                                799               (269)
Effect of foreign currency translation adjustments                          (799)               269
Cash, beginning of period                                                      0                  0
                                                                          ------           --------
Cash, end of period                                                           (0)                 0
                                                                          ======           ========
